Sub-Item 77Q2

Nuveen California Investment Quality
Municipal Fund, Inc.
33-37080
811-06177

Based on a review of the SEC Forms 3, 4 and 5 furnished to the Fund, the Fund believes that all Section
16(a)

filing requirements applicable to the Funds officers and directors, investment adviser and affiliated persons of the investment adviser were complied with, except that the initial affiliation report on behalf of the officer listed below was filed late on March 15, 2004, accession number
0001189642-04-000247.

There are no greater than ten-percent
shareholders of the Fund.


OFFICERS:

Daniel S. Solender